May 27, 2005	[Rackable Systems Logo] 1933 Milmont Drive Milpitas, California 95035 P 408.240.8300 F 408.321.0293 www.rackable.com

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Rackable Systems, Inc.
Form S-1 Registration Statement (File No. 333-122576)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 5:30 p.m. Eastern Time on June 1, 2005 or as soon thereafter as is practicable.

Very truly yours,

RACKABLE SYSTEMS, INC.

By	/s/ Todd R. Ford
Todd R. Ford Executive Vice President of Operations and Chief Financial Officer

cc:	Tom Barton

Brett D. White, Esq.

Scott Leichtner, Esq.

May 27, 2005

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Rackable Systems, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-122576

Dear Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended, the undersigned, as representatives of the underwriters of the proposed public offering of shares of common stock, $0.001 par value per share, of the Company, hereby advise you that the Preliminary Prospectus, dated May 4, 2005 and included in Amendment No. 3 to the above-referenced Registration Statement, filed with the Securities and Exchange Commission on May 4, 2005, was distributed during the period May 4 through May 27, 2005 as follows:

•	55 to dealers

•	3,374 to institutions

•	2,898 to others

Total: 6,327 Preliminary Prospectuses

Securities and Exchange Commission

May 27, 2005

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date for the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective on June 1, 2005 at 5:30 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Very truly yours, THOMAS WEISEL PARTNERS LLC PIPER JAFFRAY & CO. RBC CAPITAL MARKETS CORPORATION PACIFIC CREST SECURITIES INC. By: THOMAS WEISEL PARTNERS LLC

/s/ Jason Pedersen
By:	Jason Pedersen
Title:	Partner